Exhibit 3.1

Execution Version

HYRECAR INC.
(A DELAWARE CORPORATION)

CERTIFICATE OF DESIGNATIONS OF PREFERENCES,
RIGHTS AND LIMITATIONS
OF
SERIES A CONVERTIBLE NON-VOTING PREFERRED STOCK

The undersigned, Chief Executive Officer of Hyrecar Inc. (the “Corporation”), a Delaware corporation, DOES HEREBY CERTIFY:

1.         The Board of Directors of the Corporation (the “Board”) is authorized within the limitations and restrictions stated in the Amended and Restated Certificate of Incorporation of the Corporation (the “Certificate of Incorporation”), to provide for the issuance of up to 15,000,000 shares of preferred stock, par value $0.00001 per share, of the Corporation (the “Preferred Stock”), in such series and with such designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions as the Board shall fix.

2.         The Board has previously designated only 4,471,489 shares of the Preferred Stock as Series Seed 1 Convertible Preferred Stock.

3.         The following resolutions were duly adopted by the Board by unanimous written consent on September 1, 2022 (the “Effective Date”):

RESOLVED, that pursuant to the provisions of Article IV.B. of the Certificate of Incorporation, the Board of Directors hereby establishes a series of Preferred Stock as Series A Convertible Non-Voting Preferred Stock and fixes the number of shares, the designation, voting powers, preferences and other rights, powers, privileges and restrictions, qualifications and limitations of such series as set forth below:

TERMS OF SERIES A CONVERTIBLE PREFERRED STOCK

1.            Designation and Authorized Shares. One Million Five Hundred Thousand (1,500,000) shares of the authorized Preferred Stock, $0.00001 par value, of the Corporation are hereby designated Series A Convertible Non-Voting Preferred Stock (the “Series A Preferred Stock”), with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Shares of Series A Preferred Stock may only be issued pursuant to, and the exercise of, the Common Stock Purchase Warrant, dated as of September 2, 2022, issued by the Corporation to the “CS Holder” (as defined below), as amended, modified or supplemented from time to time in accordance with its terms (the “Warrant”).

2.            Dividends.

(a)    Holders of Series A Preferred Stock (each, a “Holder”) shall be entitled to first receive, prior and in preference to any payment of dividends or distributions to the holders of Common Stock (as hereinafter defined) and Junior Securities (as hereinafter defined), all dividends or distributions declared and paid or made in respect of the shares of common stock, par value $0.00001 per share, of the Corporation (the “Common Stock”), on the same terms as holders of Common Stock, in an amount per share of Series A Preferred Stock equal to the product of (x) the Series A Conversion Rate (as hereinafter defined) then in effect and (y) any per share dividend or distribution, as applicable, declared and paid or made in respect of each share of Common Stock (the “Common Equivalent Dividend Amount”). The Board or any duly authorized committee thereof may not declare and pay any such dividend or make any such distribution in respect of Common Stock unless the Board or any duly authorized committee of the Board declares and pays to the Holders, prior to, and on the same terms as holders of Common Stock, the Common Equivalent Dividend Amount per share of Series A Preferred Stock. Notwithstanding the foregoing, if the dividend or distribution declared and made in respect of shares of the Common Stock are additional shares (or rights to purchase additional shares) of Common Stock, then, in lieu of the distribution of the Common Equivalent Dividend Amount on the Series A Preferred Stock, there shall be declared and made a dividend or distribution of additional shares (or rights to purchase additional shares) of Series A Preferred Stock, as appropriately adjusted by the Series A Conversion Rate in effect at such time. No other dividends or distributions shall be paid on shares of Series A Preferred Stock, unless the Board declares that dividends or distributions are to be paid on shares of Series A Preferred Stock.

(b)    Each dividend or distribution declared and paid pursuant to paragraph (a) above will be payable to Holders of record of Series A Preferred Stock as they appear in the records of the Corporation at the close of business on the same day as the record date for the corresponding dividend or distribution to the holders of shares of Common Stock.

3.            Non -Voting Stock. The Series A Preferred Stock is non-voting stock and does not entitle the Holder thereof to vote on any matter submitted to the stockholders of the Corporation for their action or consideration, except as provided by the General Corporation Law of the State of Delaware or the other provisions of the Certificate of Incorporation or this Certificate of Designations.

4.            Rank; Liquidation.

(a)    With respect to any dividends or distributions declared by the Board, the Series A Preferred Stock shall rank (i) senior to any class or series of capital stock of the Corporation hereafter created specifically ranking by its terms junior to the Series A Preferred Stock (“Junior Securities”); (ii) on parity with any class or series of capital stock of the Corporation hereafter created specifically ranking by its terms on parity with the Series A Preferred Stock (“Parity Securities”); (iii) junior to any class or series of capital stock of the Corporation hereafter created specifically ranking by its terms senior to the Series A Preferred Stock (“Senior Securities”); and (iv) senior to the Common Stock. With respect to distributions of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntarily or involuntarily, the Series A Preferred Stock shall rank (i) senior to any class or series of Junior Securities; (ii) on parity with any class or series of Parity Securities; (iii) junior to any class or series of Senior Securities; and (iv) on parity with the Common Stock.

For purposes of this Section 4, the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) or all or substantially all of the property and assets of the Corporation shall not be deemed a voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Corporation, nor shall the merger, consolidation or any other business combination transaction of the Corporation into or with any other corporation or person or the merger, consolidation or any other business combination of any other corporation or person into or with the Corporation be deemed to be a voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Corporation.

5.            Conversion. The Series A Preferred Stock shall be convertible into shares of Common Stock as follows:

5.1.        Optional Conversion; Conversion Rate. Subject to the 5% Threshold (as defined in Section 5.5 below), each share of Series A Preferred Stock shall be convertible, at the option of the Holder thereof, at any time and from time to time, and without the payment of additional consideration by the Holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by multiplying one share of Series A Preferred Stock by the Series A Conversion Rate in effect at the time of conversion. The “Series A Conversion Rate” shall initially be 1.0. The Series A Conversion Rate shall be subject to adjustment as provided in Section 6.2.

5.2.        Mechanics of Conversion.

5.2.1.    Notice of Conversion. In order for a Holder of Series A Preferred Stock to voluntarily convert shares of Series A Preferred Stock into shares of Common Stock, such Holder shall (a) provide written notice to the Corporation at the principal office of the Corporation that such Holder elects to convert all or any number of such Holder’s shares of Series A Preferred Stock and, if applicable, any event on which such conversion is contingent and (b) if such Holder’s shares are certificated, surrender the certificate or certificates for such shares of Series A Preferred Stock (or, if such registered Holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the principal office of the Corporation. Such notice shall state such Holder’s name or the names of the nominees in which such Holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered Holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the Corporation of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the “Conversion Time”), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, or shall cause the Transfer Agent to, as soon as practicable after the Conversion Time, issue and deliver to such Holder of Series A Preferred Stock, or to his, her or its nominees, (i) a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof (or at the Holder’s request, shall instruct the Transfer Agent to deliver such number of shares of Common Stock, registered in the name of such Holder or such Holder’s nominee, in book-entry form), and (ii) a certificate for the number (if any) of the shares of Series A Preferred Stock represented by the surrendered certificate that were not converted into Common Stock.

5.2.2.    Reservation of Shares. The Corporation shall, at all times when the Series A Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Series A Preferred Stock (pursuant to Sections 5.1 and 5.6), such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series A Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Series A Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the Certificate of Incorporation.

5.2.3.    Effect of Conversion. All shares of Series A Preferred Stock that shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the Holders thereof to receive shares of Common Stock in exchange therefor. Any shares of Series A Preferred Stock so converted shall be retired and cancelled as provided in Section 11 of this Certificate of Designations.

5.3.        Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Series A Preferred Stock. In lieu of any fractional shares to which the Holder would otherwise be entitled, the number of shares of Common Stock to be issued upon conversion of the Series A Preferred Stock shall be rounded to the nearest whole share.

5.4.        Transfer Taxes and Expenses. The issuance of certificates for shares of the Common Stock on conversion of Series A Preferred Stock shall be made without charge to the Holder thereof for any documentary stamp or similar taxes that may be payable in respect of the issuance or delivery of such certificates; provided that the Corporation shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such certificate in a name other than that in which the shares of Series A Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

5.5.        Ownership Limitation. Notwithstanding anything herein to the contrary, the Corporation shall not affect any conversion of the Series A Preferred Stock, and Credit Suisse Securities (USA) LLC (the “CS Holder”) or any affiliate (as such term is defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended) of the CS Holder shall not have the right to convert any portion of the Series A Preferred Stock, to the extent that, after giving effect to any such attempted conversion, such CS Holder (together with such CS Holder’s affiliates), individually or in the aggregate, would own five percent (5%) or more of the outstanding shares of any class of voting stock of the Corporation (the “5% Threshold”). The determination of whether this Section 5.5 shall apply to restrict the conversion of Series A Preferred Stock to Common Stock shall be in the sole discretion of the CS Holder (or its affiliate) and the submission by the CS Holder (or its affiliate) of a written notice pursuant to Section 5.2.1 shall be deemed to be the determination of the CS Holder (or its affiliate) of the number of shares of Series A Preferred Stock to be converted into shares of Common Stock. The Corporation shall promptly provide to the CS Holder such information as the CS Holder may request in order to determine whether the 5% Threshold would be reached in connection with a possible contemplated conversion.

5.6.        Automatic Conversion.

(a)        Each share of Series A Preferred Stock shall (a) automatically, without further action by the CS Holder (or any of its affiliates), be converted upon the occurrence of a Transfer into such number of fully paid and non-assessable shares of Common Stock as is determined by multiplying one share of Series A Preferred Stock by the Series A Conversion Rate in effect at the time of conversion (an “Automatic Conversion Event”). Each outstanding stock certificate that, immediately prior to an Automatic Conversion Event, represented one or more shares of Series A Preferred Stock subject to such Automatic Conversion Event shall, upon such Automatic Conversion Event, be deemed to represent the foregoing number of shares of Common Stock, without the need for surrender or exchange thereof. The Corporation shall, upon the request of any holder of shares of Common Stock resulting from an Automatic Conversion Event and upon surrender by such holder to the Corporation of the outstanding certificates(s) formerly representing such holder’s shares of Series A Preferred Stock (if any), issue and deliver to such holder certificate(s) representing the shares of Common Stock into which the transferred shares of Series A Preferred Common Stock were converted as a result of such Automatic Conversion Event (if such shares are certificated) or, if such shares are uncertificated, register such shares in book-entry form.

(b)        A “Transfer” of a share of Series A Preferred Stock shall mean, directly or indirectly, any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share, whether or not for value and whether voluntary or involuntary or by operation of law, to a person that is not the CS Holder or an affiliate of CS Holder.

6.            Certain Adjustments.

6.1.        Calculations. All calculations under this Section 6 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 6, the number of shares of Common Stock deemed to be issued and outstanding as of a given date shall be the number of shares of Common Stock (excluding any treasury shares of the Corporation) issued and outstanding.

6.2.        Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the effective date of this Certificate of Designations effect a subdivision of the outstanding Common Stock, the Series A Conversion Rate in effect immediately before that subdivision shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the effective date of this Certificate of Designations combine the outstanding shares of Common Stock, the Series A Conversion Rate in effect immediately before the combination shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

6.3.        Notice to the Holder of Adjustment to Series A Conversion Rate. Whenever the Series A Conversion Rate is adjusted, the Corporation shall promptly deliver to the Holders of shares of Series A Preferred Stock a notice setting forth the Series A Conversion Rate after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

6.4.        Reorganizations. Upon the occurrence of a Reorganization Event, each share of Series A Preferred Stock outstanding immediately prior to such Reorganization Event shall, without the consent of the Holders, automatically convert into the types and amounts of securities, cash, and other property that is or was receivable in such Reorganization Event by a holder of the number of shares of Common Stock into which such share of Series A Preferred Stock was convertible immediately prior to such Reorganization Event (without giving effect to the limitations contained herein) in exchange for such shares of Common Stock (such securities, cash, and other property, the “Exchange Property”). The Holders shall not have any separate class vote on any Reorganization Event. A “Reorganization Event” shall mean:

(i)    any consolidation or merger of the Corporation with or into another person, in each case pursuant to which the Common Stock will be converted into cash, securities, or other property of the Corporation or another person; or

(ii)    any sale, transfer, lease, or conveyance to another person of all or substantially all of the consolidated assets of the Corporation and its subsidiaries, taken as a whole, in each case pursuant to which the Common Stock will be converted into cash, securities, or other property.

(b)        In the event that holders of the shares of the Common Stock have the opportunity to elect the form of consideration to be received in such Reorganization Event, the Holders shall be given the equivalent election opportunity.

6.5.        Certain Tender Offers. If at any time the Corporation purchases shares of Common Stock pursuant to a tender offer or exchange offer generally available to holders of Common Stock (subject to customary securities laws limitations), then the Corporation will make such provision to extend such tender offer or exchange offer on equivalent terms to Holders.

6.6.        Certain Limitations. If any of the forgoing provisions of this Certificate of Designations would result in the CS Holder and its affiliates, individually or in the aggregate, owning five percent (5%) or more of the outstanding shares of a class or series of voting capital stock of any issuer, then the CS Holder (or its affiliates) will not be entitled to receive shares representing five percent (5%) or more of such class or series of voting capital stock (“excess shares”) and, in lieu of such excess shares, the Corporation shall cause the CS Holder (or its affiliates) to receive shares of a class or series of non-voting capital stock of such issuer, the terms of which shall be mutually agreed to by the CS Holder and such issuer.

7.            Stock Register. The Corporation shall maintain a register of shares of the Series A Preferred Stock, upon records to be maintained by the Corporation for that purpose (the “Series A Preferred Stock Register”), in the name of the Holders thereof from time to time, including the name, address, electronic mail address and facsimile number of each such Holder. The Corporation may deem and treat the registered Holder of shares of Series A Preferred Stock as the absolute owner thereof for the purpose of any conversion thereof and for all other purposes. Shares of Series A Preferred Stock may be issued solely in book entry form or, if requested by any Holder, such Holder’s shares may be issued in certificated form. The Corporation shall register the transfer of any shares of Series A Preferred Stock in the Series A Preferred Stock Register, upon surrender of the certificates (if applicable) evidencing such shares to be transferred, duly endorsed by the Holder thereof, to the Corporation at its address specified herein. Upon any such registration or transfer, a new certificate evidencing the shares of Series A Preferred Stock so transferred shall be issued to the transferee and a new certificate evidencing the remaining portion of the shares not so transferred, if any, shall be issued to the transferring Holder, in each case, within three Business Days. The provisions of this Certificate of Designation are intended to be for the benefit of all Holders from time to time and shall be enforceable by any such Holder.

8.            Notices. All notices, instructions and other communications hereunder or in connection herewith shall be in writing, shall be sent to the address of the relevant party set forth in the Warrant. Any such notice, instruction or communication shall be deemed to have been delivered upon the earlier of actual receipt, or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient’s next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

9.            Lost or Mutilated Series A Preferred Stock Certificate. If a Holder’s certificate for Series A Preferred Stock shall be mutilated, lost, stolen or destroyed, the Corporation shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated certificate, or in lieu of or in substitution for a lost, stolen or destroyed certificate, a new certificate for the shares of Series A Preferred Stock so mutilated, lost, stolen or destroyed, but only upon receipt of evidence of such loss, theft or destruction of such certificate, and of the ownership hereof reasonably satisfactory to the Corporation.

10.            Waiver. Unless otherwise specified herein, any of the rights, powers, preferences and other terms of the Series A Preferred Stock set forth herein may be waived on behalf of all Holders of Series A Preferred Stock by the affirmative vote or written consent of the Requisite Holders of at least a majority of the shares of Series A Preferred Stock then outstanding, as a separate class.

11.            Status of Converted, Redeemed or Reacquired Series A Preferred Stock. Any shares of Series A Preferred Stock that are converted, redeemed or otherwise reacquired by the Corporation shall be retired and cancelled and may not be reissued as shares of such series, shall no longer be designated as Series A Preferred Stock and shall resume the status of authorized but unissued shares of Preferred Stock, undesignated as to series.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be signed this 2nd day of September, 2022.

HYRECAR INC.

By:	/s/ Joseph Furnari
Name:	Joseph Furnari
Title:	Chief Executive Officer

7